Exhibit 99.1

FERRARI N.V.: REPORT ON THE SHARE BUYBACK RELATED TO GRANTING SHARE PROCESS

Maranello (Italy), March 17, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that on March 13, 2025, in the Ferrari Group employees’ granting share process, the Company assigned No. 113,466 common shares held in treasury. On the same day Ferrari purchased at the average price of Euro 414.0109 per share, in a “cross order” transaction executed on the EXM, No. 47,907 common shares sold by the assignees in order to cover their individual's taxable income as standard practice (Sell to Cover).

As of March 14, 2025, the Company held in treasury No. 15,720,318 common shares equal to 8.71% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until March 14, 2025, the Company has purchased a total of 5,011,020 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,642,569,697.35.

The details of the above transactions are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977